UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                                    DSW Inc.
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                                (Name of Issuer)

                  Class A Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    23334L102
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   23334L102
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   Stephen Feinberg
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
          (a)   N/A                  (b) N/A
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
    Each Reporting Person With          (5)  Sole Voting Power:         644,705*
                                             -----------------------------------
                                        (6)  Shared Voting Power:             0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:    644,705*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:        0
                                             -----------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   644,705*
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):  4.0%*
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(12) Type of Reporting Person (See Instructions):  IA, IN
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*As of December 31, 2006 (the  "Reporting  Date"),  Cerberus  Partners,  L.P., a
Delaware limited partnership ("Cerberus"), holds (A) warrants (the "Convertible Loan Warrants") pursuant to which Cerberus possesses the right, from time to time, in whole or in part, and subject to certain conditions set forth in the Convertible Loan Warrants to (i) acquire common shares of Retail Ventures, Inc. ("RVI"), without par value (the "RVI Common Shares"), at $4.50 per share, (ii) acquire, from RVI, DSW Inc. ("DSW") Class A Common Shares, no par value (the "DSW Class A Shares"), at $19.00 per share, or (iii) acquire a combination thereof, and (B) warrants (the "Term Loan Warrants" and, together with the Convertible Loan Warrants, the "Cerberus Warrants") pursuant to which Cerberus possesses the right, from time to time, in whole or in part, and subject to certain conditions set forth in the Term Loan Warrants to (i) acquire RVI Common Shares at $4.50 per share, (ii) acquire, from RVI, DSW Class A Shares at $19.00 per share, or (iii) acquire a combination thereof. Subject to the limitation described in this Schedule 13G, as amended, Cerberus has the right to acquire up to 644,705 DSW Class A Shares upon the full exercise of the Cerberus Warrants. Each of the Cerberus Warrants, however, provides that in no event shall such warrant be exercisable to the extent that the issuance of DSW Class A Shares upon exercise, after taking into account the DSW Class A Shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the DSW Class A Shares outstanding immediately after giving effect to such exercise. Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities held by Cerberus. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 644,705 RVI Common Shares, or 4.0% of the DSW Class A Shares deemed issued and outstanding as of the Reporting Date.

Item 1(a).  Name Of Issuer:   DSW Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           4150 East 5th Avenue, Columbus, Ohio  43219.


Item 2(a). Name of Person Filing:  Stephen Feinberg

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue, 22nd Floor, New York, New York  10171.

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities:
           Class A Common Stock, no par value per share

Item 2(e).  CUSIP No.:  23334L102


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of December 31, 2006):   644,705*

           (b)  Percent of Class (as of December 31, 2006):             4.0%*

           (c)  Number of Shares as to which such person has:

                (i)  sole power to vote or to direct the vote          644,705*

               (ii)  shared power to vote or to direct the vote              0

              (iii)  sole power to dispose or to direct the
                     disposition of                                    644,705*

               (iv)  shared power to dispose or to direct the
                     disposition of                                          0


*As of December 31, 2006 (the "Reporting Date"), Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), holds (A) warrants (the "Convertible Loan Warrants") pursuant to which Cerberus possesses the right, from time to time, in whole or in part, and subject to certain conditions set forth in the Convertible Loan Warrants to (i) acquire common shares of Retail Ventures, Inc. ("RVI"), without par value (the "RVI Common Shares"), at $4.50 per share, (ii) acquire, from RVI, DSW Inc. ("DSW") Class A Common Shares, no par value (the "DSW Class A Shares"), at $19.00 per share, or (iii) acquire a combination thereof, and (B) warrants (the "Term Loan Warrants" and, together with the Convertible Loan Warrants, the "Cerberus Warrants") pursuant to which Cerberus possesses the right, from time to time, in whole or in part, and subject to certain conditions set forth in the Term Loan Warrants to (i) acquire RVI Common Shares at $4.50 per share, (ii) acquire, from RVI, DSW Class A Shares at $19.00 per share, or (iii) acquire a combination thereof. Subject to the limitation described in this Schedule 13G, as amended, Cerberus has the right to acquire up to 644,705 DSW Class A Shares upon the full exercise of the Cerberus Warrants.

Each of the Cerberus Warrants, however, provides that in no event shall such warrant be exercisable to the extent that the issuance of DSW Class A Shares upon exercise, after taking into account the DSW Class A Shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the DSW Class A Shares outstanding immediately after giving effect to such exercise. Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities held by Cerberus. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 644,705 RVI Common Shares, or 4.0% of the DSW Class A Shares deemed issued and outstanding as of the Reporting Date.



Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following.   [X]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 2007



                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen  Feinberg,  in his capacity
                                             as the managing member of Cerberus
                                             Associates,  L.L.C.,  the  general
                                             partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)